Tevecap S.A.

Financial Statements Together with
Report of Independent Public Accountants

December 31, 1999 and 1998

Report of Independent Public Accountants

(Translation of the report originally  issued in Portuguese.
 See Note 27 to the financial statements.)

To the Management and Stockholders of

Tevecap S.A.:


(1) We have audited the individual (Company) and consolidated balance sheets of TEVECAP S.A.(a Brazilian corporation) and subsidiaries as of December 31, 1999 and 1998, presented under the caption "Corporate law", and the related statements of income, changes in stockholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements as of December 31, 1999 of the affiliated company Canbras TVA Cabo Ltda., the investment in which represents approximately 13% of the Company's stockholders' equity, were audited by other independent public accountants who issued an unqualified opinion dated January 19, 2000. This investment generated an equity loss in the affiliate in the amount of R$7,927,322 for the year ended December 31, 1999. Accordingly, our opinion as regards the amounts of the investment and equity results in this affiliated company in 1999 is based upon the report of those accountants.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, based on our audits and on the report of the other independent public accountants referred to above, the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial positions of Tevecap S.A. and subsidiaries as of December 31, 1999 and its 1998, and the results of their operations, the changes in stockholders' equity, and the changes in their financial positions for the years then ended in accordance with accounting practices emanating from Brazilian corporate law.

(4) We have also audited the consolidated balance sheet of Tevecap S.A. and subsidiaries as of December 31, 1999, presented under the caption "Constant purchasing power", and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for the year then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. Our audit was conducted in accordance with the auditing standards mentioned in paragraph
(2). Additionally, regarding affiliated company Canbras TVA Cabo Ltda., we have audited the adjustments required to conform the amounts of the investment and equity in the results of the affiliate to accounting principles generally accepted in Brazil, originally recorded in accordance with accounting practices emanating from Brazilian corporate law. As mentioned in Note 2.3., the Company is presenting, for comparison purposes, unaudited pro forma financial statements in constant purchasing power, for the year ended December 31, 1998. In our opinion, the consolidated financial statements in "Constant purchasing power" present fairly, in all material respects, the consolidated financial position of Tevecap S.A. and subsidiaries as of December 31, 1999, and the results of their operations, the changes in stockholders' equity, and the changes in their financial position for the year then ended in accordance with accounting principles generally accepted in Brazil.

Sao Paulo, March 21, 2000 (except for the matter discussed in Note 26, as to which the date is April 10, 2000)

ARTHUR ANDERSEN S/C



Marco Antonio Brandao Simurro
Engagement Partner

                                  TEVECAP S.A.

                   BALANCE SHEETS--DECEMBER 31, 1999 AND 1998

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                   A S S E T S


                                                                                        Constant purchasing
                                                     Corporate law                             power
                                 -------------------------------------------------- --------------------------
                                             Company              Consolidated             Consolidated
                                             -------              ------------             ------------
                                        1999        1998        1999        1998        1999         1998
                                        ----        ----        ----        ----        ----         ----
                                                                                                  (Pro forma -
                                                                                                   unaudited)
CURRENT ASSETS:
  Cash and banks                           20          47       3,481       3,628       3,481        2,027
  Accounts receivable                  -             -         13,528      49,485      13,528       28,954
  Inventories                          -             -         13,117      16,480      15,732       21,629
  Film exhibition rights               -             -          2,286       3,236       2,286        2,277
  Accounts receivable -
    affiliated companies                4,880       1,069       5,096      11,908       5,096        1,871
  Offsettable taxes                       670       1,479       2,229       2,269       2,229        2,526
  Prepaid expenses                      2,254       2,786       3,802       5,463       3,802        6,382
  Escrow deposits                      -             -          1,488       -           1,488        -
  Other receivables                       198         946       4,791       4,717       4,791        4,258
                                 -------------- ----------- ----------- ----------- ----------- -----------

Total current assets                    8,022       6,327      49,818      97,186      52,433       69,924
                                 -------------- ----------- ----------- ----------- ----------- -----------
NONCURRENT ASSETS:
  Loans to subsidiaries and
    affiliated companies               94,963     611,533      36,786      58,555      36,786       70,664
  Advances for future capital
    increase in affiliated
    companies and
    subsidiaries                      596,013           2           2           2           2            2
  Escrow deposits                      -               95       3,726       2,916       3,726        3,001
  Prepaid expenses                        905       7,570         905       7,570         905        9,092
  Dividends receivable                160,000        -          -           -           -            -
  Notes receivable                     45,621        -         45,621       -          45,621        -
                                 -------------- ----------- ----------- ----------- ----------- -----------

Total noncurrent assets               897,502     619,200      87,040      69,043      87,040       82,759
                                 -------------- ----------- ----------- ----------- ----------- -----------
PERMANENT ASSETS:
  Property and equipment                    7           9     284,898     522,751     378,979      422,973
  Investments                         181,756       5,858       3,866      53,521       3,869       72,614
  Goodwill on investments              -                1      27,846      32,583      38,780       44,475
  Deferred charges                     -             -         72,784      88,947     108,702      124,823
                                 -------------- ----------- ----------- ----------- ----------- -----------

Total permanent assets                181,763       5,868     389,394     697,802     530,330      664,885
                                 -------------- ----------- ----------- ----------- ----------- -----------

Total assets                        1,087,287     631,395     526,252     864,031     669,803     817,568
                                 ============== =========== =========== =========== =========== ===========

The accompanying notes are an integral part of these balance sheets.

                                  TEVECAP S.A.

                   BALANCE SHEETS--DECEMBER 31, 1999 AND 1998

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                      Constant purchasing
                                                   Corporate law                             power
                                -------------------------------------------------- --------------------------
                                           Company              Consolidated             Consolidated
                                           -------              ------------             ------------
                                      1999        1998        1999        1998        1999         1998
                                      ----        ----        ----        ----        ----         ----
                                                                                                (Pro forma -
                                                                                                 unaudited)
CURRENT LIABILITIES:
  Loans and financing                 29,853       3,603      15,074      52,494      15,074      59,558
  Lease obligations                     -           -           -         40,471        -           -
  Trade accounts payable - films
    and licensing                       -           -         15,584      66,926      15,584      25,503
  Other trade accounts payable         1,444         947      15,503     127,888      15,503      37,331
  Salaries and payroll charges          -           -          4,258       6,988       4,258       5,728
  Taxes payable                        2,830           5      10,669      28,403      10,669      19,191
  Advances                              -           -          1,678       6,208       1,678       2,907
  Other accounts payable                 235         210       3,549       8,414       3,549       7,828
                                 ------------- ----------- ----------- ----------- ----------- -----------

Total current liabilities             34,362       4,765      66,315     337,792      66,315     158,046
                                 ------------- ----------- ----------- ----------- ----------- -----------
LONG-TERM LIABILITIES:
  Loans from subsidiaries and
    affiliated companies             242,407     104,258     243,614     176,948     243,614     125,836
  Loans and financing                447,250     302,175     102,846     317,393     102,846     380,844
  Reserve for losses on
    subsidiaries' operations         288,082     197,421       8,468         541       6,877      24,137
  Taxes                               11,268       -          40,744       1,214      40,744       1,461
  Reserve for contingencies            -           -           4,325       8,999       4,325       9,320
                                 ------------- ----------- ----------- ----------- ----------- -----------

Total long-term liabilities          989,007     603,854     399,997     505,095     398,406     541,598
                                 ------------- ----------- ----------- ----------- ----------- -----------
MINORITY INTEREST                      -           -          (3,978)     (1,632)     (3,484)     (1,019)
                                 ------------- ----------- ----------- ----------- ----------- -----------
STOCKHOLDERS' EQUITY:
  Capital                            478,741     478,741     478,741     478,741     662,956     662,956
  Revaluation reserve                 35,689       -          35,689       -          35,689       -
  Accumulated deficit               (450,512)   (455,965)   (450,512)   (455,965)   (490,079)   (544,013)
                                 ------------- ----------- ----------- ----------- ----------- -----------

Total stockholders' equity            63,918      22,776      63,918      22,776     208,566     118,943
                                 ------------- ----------- ----------- ----------- ----------- -----------
Total liabilities and
  stockholders' equity             1,087,287     631,395     526,252     864,031     669,803     817,568
                                 ============= =========== =========== =========== =========== ===========

                     The accompanying notes are an integral
                          part of these balance sheets.

                                  TEVECAP S.A.

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

          (In thousands of Brazilian reais, except for per share data)

                   (Translation of the original in Portuguese)

                                                                                      Constant purchasing
                                                   Corporate law                             power
                                -------------------------------------------------- --------------------------
                                           Company              Consolidated             Consolidated
                                           -------              ------------             ------------
                                      1999        1998        1999        1998        1999         1998
                                      ----        ----        ----        ----        ----         ----
                                                                                                (Pro forma -
                                                                                                 unaudited)
GROSS REVENUE                           -           -        219,652     438,499     235,139      282,044
  Taxes                                 -           -        (22,973)    (31,220)    (19,380)     (19,780)
                                 ------------- ----------- ----------- ----------- ----------- -----------
                                        -           -        196,679     407,279     215,759      262,264
COST OF SERVICES                        -           -       (154,751)   (328,159)   (165,574)    (205,065)
                                 ------------- ----------- ----------- ----------- ----------- -----------
GROSS PROFIT                            -           -         41,928      79,120      50,185       57,199

OPERATING EXPENSES:
  Selling                               -           -         21,093      70,623      19,702       37,294
  Administrative                       2,037       3,127      42,066      87,937      48,430       61,197
  Goodwill amortization                 -           -          4,737       4,711       6,051        6,019

EQUITY IN RESULTS OF
  SUBSIDIARIES AND AFFILIATED
  COMPANIES                           308,323    (95,935)       (988)     (1,106)       (988)     (17,923)

PROVISION FOR LOSSES ON
  SUBSIDIARIES' OPERATIONS           (259,596)  (102,877)   (138,030)     (2,406)   (123,426)     (88,826)
                                 ------------- ----------- ----------- ----------- ----------- -----------
INCOME (LOSS) FROM OPERATIONS
  BEFORE NET FINANCIAL
  EXPENSES                             46,690   (201,939)   (164,986)    (87,663)   (148,412)     (154,060)

FINANCIAL EXPENSES, NET              (251,427)   (16,958)   (215,266)   (125,791)   (155,915)      (92,383)
                                 ------------- ----------- ----------- ----------- ----------- -----------
LOSS FROM OPERATIONS                 (204,737)  (218,897)   (380,252)   (213,454)   (304,327)     (246,443)

NONOPERATING INCOME
  (EXPENSES), NET                     210,190     (2,439)    382,826     (11,463)    355,263        (9,552)
                                 ------------- ----------- ----------- ----------- ----------- -----------
INCOME (LOSS) BEFORE
  INCOME TAX                            5,453   (221,336)      2,574    (224,917)     50,936      (255,995)
  Provision for income tax               -           -          (195)        (29)       (195)          (35)
                                 ------------- ----------- ----------- ----------- ----------- -----------
INCOME (LOSS) BEFORE MINORITY
  INTEREST                              5,453   (221,336)      2,379    (224,946)     50,741      (256,030)
  Minority interest                      -           -         3,074       3,610       3,193         4,176
                                 ------------- ----------- ----------- ----------- ----------- -----------
NET INCOME (LOSS)                       5,453   (221,336)      5,453    (221,336)     53,934      (251,854)
                                 ============= =========== =========== =========== =========== ===========
EARNINGS (LOSS) PER SHARE - R$          0.0241   (0.9779)
                                 ============= ===========
BOOK VALUE PER SHARE - R$               0.2824    0.1006
                                 ============= ===========

                     The accompanying notes are an integral
                            part of these statements.

                                  TEVECAP S.A.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                                                   Corporate law
                                         --------------------------------------------------------------
                                                         Revaluation                         Total
                                                           reserve        Accumulated     stockholders'
                                            Capital     in subsidiary       deficit          equity
                                         ------------   -------------     -----------     -------------

BALANCES DECEMBER 31, 1997                   366,000          -            (234,629)         131,371

Capital increase - February 17, 1998         112,741          -               -              112,741

Net loss                                        -             -            (221,336)        (221,336)
                                         -----------     ---------       -----------     -----------
BALANCES DECEMBER 31, 1998                   478,741          -            (455,965)          22,776

Net income                                      -             -                5,453           5,453

Revaluation reserve in subsidiary               -           35,689            -               35,689
                                         -----------     ---------       -----------     -----------
BALANCES DECEMBER 31, 1999                   478,741        35,689         (450,512)          63,918
                                         ===========     =========       ===========     ===========


        The accompanying notes are an integral part of these statements.

                                  TEVECAP S.A.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)


                                                                  Constant purchasing power
                                        -----------------------------------------------------------------------
                                                            Revaluation                               Total
                                                              reserve          Accumulated        stockholders'
                                            Capital        in subsidiary         deficit             equity
                                        --------------     -------------      -------------       -------------
BALANCES DECEMBER 31, 1997                   526,454             -                (292,159)           234,295

Capital increase - February 17, 1998         136,502             -                   -                136,502

Net loss                                       -                 -                (251,854)          (251,854)
                                         -----------         ---------          -----------       -----------
BALANCES DECEMBER 31, 1998                   662,956             -                (544,013)           118,943

Net income                                     -                 -                   53,934            53,934

Revaluation reserve in subsidiary              -              35,689                 -                 35,689
                                         -----------         ---------          -----------       -----------
BALANCES DECEMBER 31, 1999                   662,956          35,689              (490,079)           208,566
                                         ===========         =========          ===========       ===========

        The accompanying notes are an integral part of these statements.

                                                                         1 of 2

                                  TEVECAP S.A.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                                                                                       Constant purchasing
                                                                     Corporate law                            power
                                                    ----------------------------------------------- -----------------------
                                                            Company              Consolidated             Consolidated
                                                            -------              ------------             ------------
                                                       1999        1998       1999        1998        1999          1998
                                                       ----        ----       ----        ----        ----          ----
                                                                                                                 (Pro forma -
                                                                                                                  unaudited)
SOURCE OF FUNDS:
   Provided by operations                               7,730       -        418,439        -        501,058          -
   Capital increase                                      -        112,741       -        112,741        -          136,502
   Long-term loans and financing                         -          -           -          3,328        -            4,007
   Loans from affiliated companies                    119,852     149,362    109,744     163,915     122,612       180,989
   Decrease in noncurrent assets                       50,583      49,422     27,280       2,050      30,275        58,734
   Write-off of noncurrent prepaid expenses             6,665       1,475      6,665       1,475       6,962         1,780
   Transfer of taxes from current to long term           -          -         21,915       -          21,915          -
   Transfer from noncurrent to current assets            -          -          1,488       -           1,488          -
                                                      -------     -------    -------     -------     -------       -------
            Total sources                             184,830     313,000    585,531     283,509     684,310       382,012
                                                      =======     =======    =======     =======     =======       =======
USE OF FUNDS:
   Used in operations                                    -         42,794       -         70,176        -           27,789
   Additions-
      Property and equipment                             -          -         38,096     193,937      54,692        99,976
      Deferred charges                                   -          -            524         343       1,839         3,488
   Investments                                         10,343       8,533      4,245      14,651       4,552        52,591
   Noncurrent assets                                  172,229     144,495     50,024      12,389      53,319        67,261
   Payment of loans from parent company                30,160     116,540     20,146     119,989      21,439       141,226
   Payment of loans and financing                        -          -        242,855         155     269,261          -
   Decrease in long-term reserves                        -          -            132       -             150           446
   Transfer of loans and financing from long term
      to current                                         -          -          5,400      19,302       6,033        23,273
   Long-term prepaid expenses                            -            323       -            323        -              390
                                                      -------     -------    -------     -------     -------       -------
            Total uses                                212,732     312,685    361,422     431,265     411,285       416,440
                                                      -------     -------    -------     -------     -------       -------
INCREASE (DECREASE) IN WORKING CAPITAL                (27,902)        315    224,109    (147,756)    273,025       (34,428)
                                                      =======     =======    =======     =======     =======       =======
REPRESENTED BY:
   Current assets-
      At end of year                                    8,022       6,327     49,818      97,186      52,433        69,924
      At beginning of year                              6,327       4,575     97,186      97,109     118,784        85,806
                                                      -------     -------    -------     -------     -------       -------
                                                        1,695       1,752    (47,368)         77     (66,351)      (15,882)
                                                      -------     -------    -------     -------     -------       -------
   Current liabilities-
      At end of year                                   34,362       4,765     66,315     337,792      66,315       158,046
      At beginning of year                              4,765       3,328    337,792     189,959     405,691       139,500
                                                      -------     -------    -------     -------     -------       -------
                                                       29,597       1,437   (271,477)    147,833    (339,376)       18,546
                                                      -------     -------    -------     -------     -------       -------
INCREASE (DECREASE) IN WORKING CAPITAL                (27,902)        315    224,109    (147,756)    273,025       (34,428)
                                                      =======     =======    =======     =======     =======       =======

                                                                          2 of 2



                                                                                                       Constant purchasing
                                                                     Corporate law                            power
                                                    ----------------------------------------------- -----------------------
                                                            Company              Consolidated             Consolidated
                                                            -------              ------------             ------------
                                                       1999        1998       1999        1998        1999          1998
                                                       ----        ----       ----        ----        ----          ----
                                                                                                                 (Pro forma -
                                                                                                                  unaudited)
FUNDS PROVIDED BY (USED IN) OPERATIONS:
   Net income (loss)                                    5,453    (221,336)     5,453    (221,336)     53,934      (251,854)
   Items not affecting working capital-
      Depreciation and amortization                         3           4     65,550      88,005      84,668        74,390
      Disposal of permanent assets, net                  -          -        106,105         667     138,845         2,348
      Goodwill amortization                              -          -          4,737       4,711       6,051         6,019
      Equity in results of subsidiaries and
         affiliated companies                        (308,323)     95,935        988       1,106         988        17,923
      Provision for losses on subsidiaries'
         operations                                   259,596     102,877    138,030       2,406     123,426        88,826
      Capital gains in subsidiaries and affiliated
         companies                                       -          -           -          1,411        -            1,695
      Net monetary variations applicable to
         long-term items                              191,461     (20,274)    79,513      52,916      19,235        33,461
      Increase in long-term reserves                   10,021       -         12,955       3,548      15,725         3,579
      Reversal through write-off of provision for
         losses on subsidiaries'
         operations/disposal
         of investments                              (150,481)      -          8,182        -         61,379          -
      Minority interest                                  -          -         (3,074)     (3,610)     (3,193)       (4,176)
                                                      -------     -------    -------     -------     -------       -------
            Funds provided by (used in) operations      7,730     (42,794)   418,439     (70,176)    501,058       (27,789)
                                                      =======     =======    =======     =======     =======       =======

                     The accompanying notes are an integral
                            part of these statements.

                                  TEVECAP S.A.

                        NOTES TO THE FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1999 AND 1998

      (Amounts in thousands of Brazilian reais, unless otherwise indicated)

                   (Translation of the original in Portuguese)

1. OPERATIONS


Tevecap S.A. and its subsidiaries are principally engaged in the production, purchase, licensing, distribution, import and export of our own or third-party television programs; providing other services related to systems for transmission, reception and distribution of signals and television programs; advertising and publicity; and equity in the capital of other companies, especially those related to the communications area.

2. PRESENTATION OF FINANCIAL STATEMENTS


       2.1. Corporate Law

The financial statements (Company and consolidated) were prepared on the basis of accounting practices emanating from corporate law in Brazil and supplementary provisions, as described in Note 3.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities as of the financial statement dates, and the reported amounts of revenues and expenses during the reporting periods. Since management's judgement involves making estimates concerning the likelihood of future events, actual results could differ from the estimates.

       2.2. Constant Purchasing Power

The Company is including consolidated supplementary financial statements in constant purchasing power prepared in accordance with corporate law, adjusted for inflation based on the criteria used for preparing financial statements in constant purchasing power currency, in conformity with applicable instructions of the CVM (Brazilian Securities Commission). Reconciliations of income and stockholders' equity between corporate law and constant purchasing power are presented in Note 19.

       2.3. Pro Forma Financial Statements (Unaudited)


Due to the corporate changes described in Notes 7.c. and 7.e., the Company is presenting pro forma financial statements in constant purchasing power for the year ended December 31, 1998, based on the premise that the negotiations for sales of subsidiaries and other investments had been concluded on December 31, 1997. The Company's decision to present these pro forma financial statements seeks at providing the users with comparative information, to permit an analysis of financial position and results of operations for the years.

3. SIGNIFICANT ACCOUNTING PRACTICES


       3.1. Corporate Law Financial Statements

a. Temporary cash investments are stated at cost, plus income earned to the balance sheet date.

b.   Accounts   receivable  from  customers  are  represented  by  billings  for subscriptions, connection fees, advertising and sale of programming.

c. Allowance for doubtful accounts is established on the basis of receivables pastdue for over 90 days and upon cancellation of subscriptions, and is considered sufficient to cover losses incurred in the realization of such receivables.

d. Inventories are stated at average cost and, when applicable, net of a reserve to reflect replacement cost or net realizable value.

e. Film exhibition rights are stated at acquisition cost of the respective contracts. Costs of contracts with film producers and programming licensing are recorded in income when the films and/or programs are exhibited.

f. Escrow deposits, as well as taxes payable and reserves for contingencies mentioned in Notes 13 and 14 are monetarily restated based on official indices, established for this purpose.

g. Property and equipment are stated at cost, monetarily restated through December 31, 1995, plus a partial revaluation, less depreciation calculated using the straight-line method at the rates indicated in Note 10, based on the useful lives of the assets and, when applicable, net of reserve for equipment losses.

h.   Investments in subsidiaries are carried under the equity method.

i. Goodwill on investments represents the excess amount paid over the book value of the net assets on the date of their acquisition. Amortization is computed by the straight-line method, principally based on the estimated future profitability of the investments, over periods not exceeding ten years.

j. Deferred costs consist primarily of costs of films, depreciation of equipment and financial expenses, deferred based on the proportion, in percentage terms, of the actual number of subscribers to the estimated number of subscribers for determining the break-even point of the operation. Once the break-even point was reached, costs and expenses are amortized on the straight-line method, based on the same period used to depreciate transmission equipment, estimated at ten years, and charged to income.

k. Other balance sheet accounts are monetarily restated when subject to indexation or exchange rate variation.

l. Earnings/Loss and book value per share are calculated on the basis of the number of shares outstanding at yearend.

m.   Statements of income:

     o Revenues from advertising and costs of commercial production and programming are recognized in income upon the broadcasting of the commercials.

     o Revenues from pay television subscriptions are accounted for on the accrual basis. Costs of films and licensing are recognized in income based on the related revenues.

     o Revenues from hook up fees are recorded on the date the equipment is installed at the subscribers' household. Direct selling expenses are recorded in income when incurred and installation costs are capitalized and amortized over the average period the Company estimates the subscribers will remain connected.

       3.2. Financial Statements in Constant Purchasing Power Currency


a. Inflation accounting - the consolidated financial statements for the years ended December 31, 1999 and 1998 (pro forma) were prepared in constant purchasing power currency updated to December 31, 1999, based on the General Market Price Index (IGP-M) published by the Getulio Vargas Foundation.

b. Inventories are stated at average cost, monetarily restated and, when applicable, net of a reserve to reflect replacement cost or net realizable value.

c. Property and equipment are stated at monetarily restated cost, plus a partial revaluation, less depreciation calculated under the straight-line method at the rates indicated in Note 10, based on the useful lives of the assets and, when applicable, net of allowance for losses on equipment considered unrealizable.

d. Significant investments in subsidiaries are carried under the equity method.

e. Other components of the balance sheet are recorded at their original amounts since they are expressed in constant currency as of December 31, 1999.

f. Statements of income - components of the statements of income are updated as indicated in Note 3.2.a.:

     o The cost of services rendered, recorded in subsidiary ledgers, is restated to reflect constant currency at the balance sheet date.

     o Prepaid expenses and advances from customers are controlled in subsidiary ledgers, and the effects of monetary restatement are included in the respective statement of income components.

     o Equity in results of the subsidiaries and affiliated companies, determined on the basis of those companies' stockholders' equity, is restated to the balance sheet date.

       3.3. Consolidated Financial Statements

The  consolidated   financial  statements,   prepared  in  conformity  with  CVM
Instruction No. 247/96 of March 27, 1996, include Tevecap S.A. and the following subsidiaries:

                                                      Ownership interest
                                                             (%)
                                                  ----------------------------
                                                      1999         1998
                                                      ----         ----

TVA Communications Ltd.                              100.00      100.00   (f)
TVA Communications Aruba N.V.                        100.00      100.00   (d)
Ype Radio e Televisao Ltda.                          100.00      100.00   (c)
Galaxy Brasil Ltda.                                   -          100.00   (b)
TVA Sistema de Televisao S.A.                         98.00       98.00   (c)
TVA Sistema de Televisao de Porto Alegre S.A.        100.00      100.00   (c)
Rede Ajato Ltda.                                     100.00       -       (f)
Comercial Cabo TV Sao Paulo Ltda.                    100.00      100.00   (c)
TVAPar S.A.                                          100.00      100.00
ESPN do Brasil Ltda.                                  -           50.00   (b)
TVA Banda C Ltda.                                     -          100.00   (b)
TVA Channels Ltda.                                   100.00      100.00   (d)
TVA Satelite Ltda.                                    -          100.00   (e)
TVA Programadora Ltda.                               100.00      100.00   (f)
TVA Distribuidora S.A.                               100.00      100.00   (f)
CCS Camboriu Cable System de
  Telecomunicacoes Ltda.                              51.60       51.60   (a)
TVA Sul Parana Ltda.                                  86.00       86.00   (c)


(a)  Indirect interest through TVA Sul Parana Ltda.

(b)  Sold in 1999.

(c)  Indirect interest through TVA Distribuidora S.A.

(d)  Indirect interest through TVA Programadora Ltda.

(e)  Merged into Tevecap S.A. on March 31, 1999.

(f)  Directly owned by Tevecap S.A. (see Note 7).

Investments in subsidiaries, equity method results, reserve for losses on subsidiaries' operations, and receivables and payables related to intercompany transactions are eliminated either totally or in proportional to the Company's interest, when applicable.

Minority interest is calculated based on the proportion of the minority interest percentage in stockholders' equity of the respective company and disclosed separately in the consolidated financial statements.

4. ACCOUNTS RECEIVABLE


                                                   Consolidated
                                   ---------------------------------------------
                                     Corporate law     Constant purchasing power
                                     -------------     -------------------------
                                   1999        1998        1999        1998
                                   ----        ----        ----        ----
                                                                    (Pro forma-
                                                                     unaudited)

Subscription and hook up fees      25,717      64,055      25,717      30,070
Advertising and programming         3,646       5,916       3,646       8,434
Barters                             3,391       5,481       3,391       6,583
Other accounts receivable           1,115       1,955       1,115         523
                                 ---------  ---------   ---------   ---------
                                   33,869      77,407      33,869      45,610
Allowance for doubtful accounts   (20,341)    (27,922)    (20,341)    (16,656)
                                 ---------  ---------   ---------   ---------
                                   13,528      49,485      13,528      28,954
                                 =========  =========   =========   =========


5. INVENTORIES

                                                   Consolidated
                                   ---------------------------------------------
                                     Corporate law     Constant purchasing power
                                     -------------     -------------------------
                                   1999        1998        1999        1998
                                   ----        ----        ----        ----
                                                                    (Pro forma-
                                                                     unaudited)

Consumable material                13,741      16,752      16,704      23,855
Imports in transit                  1,103       1,947       1,103       2,318
                                 ---------  ---------   ---------   ---------
                                   14,844      18,699      17,807      26,173
Reserve for obsolescence and
  reduction to market value        (1,727)     (2,219)     (2,075)     (4,544)
                                 ---------  ---------   ---------   ---------
                                   13,117      16,480      15,732      21,629
                                 =========  =========   =========   =========

6. NOTES RECEIVABLE


As part of the payment for the sale of the Company's interest in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company received a promissory note issued by Galaxy Latin America L.L.C., in the amount of R$45,621, equivalent to US$25,500,000, maturing on July 28, 2001, subject to interest at LIBID, plus exchange variation.

7. INVESTMENTS


The direct investments of Tevecap S.A. in subsidiaries as of December 31, 1999 are presented as follows:

                                                                  Corporate law
                          --------------------------------------------------------------------------------------------
                                                                                Number (in
                                                  Stockholders'                 thousands)                Provision
                                      Ownership      equity       Net income    of common   Equity in   for losses on
                           Capital     interest  (deficiency in   (loss) for    shares or     income     subsidiaries'
    Subsidiaries            stock        (%)       net assets)    the period     quotas       (loss)      operations
    ------------            -----        ---       -----------    ----------     ------       ------      ----------
TVA Distribuidora S.A.      71,768       100       (280,654)      (118,921)      71,768          -         (118,921)
TVA Communications Ltd.     36,871       100        181,756        308,323       36,871       308,323          -
TVA Programadora Ltda.      12,117       100         (5,969)        (7,155)      12,117          -           (7,155)
Rede Ajato Ltda.             1,958       100         (1,459)        (3,417)       1,958          -           (3,417)
Galaxy Brasil Ltda.           -           -             -             -            -             -         (119,325)
TVA Banda C Ltda.             -           -             -             -            -             -           (2,607)
ESPN do Brasil Ltda.          -           -             -             -            -             -           (8,171)
                                                                                            -----------  -----------
                                                                                              308,323      (259,596)
                                                                                            ===========  ===========

a.   The  Company's  investments  are  adjusted  according  to the  interest  in stockholders' equity of its subsidiaries based on their financial statements prepared in accordance with accounting practices emanating from Brazilian corporate law, consistently applied.

b. The "Reserve for losses on subsidiaries' operations", under long-term liabilities, represents losses on operations of subsidiaries with negative equity.

c. On July 28, 1999, the Company and its subsidiary TVA Communications Ltd. (TVAICO), after approval of ANATEL - National Telecommunications Authority, concluded the sales agreement dated May 18, 1999, related to its total interest in Galaxy Brasil Ltda., TVA Banda C Ltda., Galaxy Latin America L.L.C. and Surfin Ltd. These transactions generated a gain of R$338,948, recorded as nonoperating income.

     Additionally, as part of the sales agreement of these investments, with the funds arising from these operations, on July 28, 1999, TVAICO made investments in the international market in the amount of US$131,201,000, equivalent to R$238,379, in senior notes issued by the Company. This investment was made at a discount of 35% from the face value of the notes, amounting to US$70,647,000, equivalent to R$118,408, recorded as nonoperating income. As a result of this transaction, of the total amount of US$250 million of senior notes issued, US$201,848,000 is held in treasury for future placement in the secondary market.

d. On August 1, 1999, Rede Ajato Ltda. was formed to operate in the high speed Internet market.

e. On November 3, 1999, the Company concluded the sale of ESPN do Brasil Ltda. This transaction generated a gain of R$5,729, recorded as nonoperating income.

f. On December 31, 1999, TVA Communications Ltd. declared dividends payable to the Company in the amount of R$160,000, generated principally from the sale of investments.


8. GOODWILL ON INVESTMENTS


The Company and its subsidiaries have recorded goodwill on investments, as follows:

                                        Company                     Consolidated
                                        -------                     ------------
                                     Corporate law     Corporate law    Constant purchasing power
 Subsidiaries and affiliated         -------------     -------------    -------------------------
         companies                   1999     1998    1999       1998        1999       1998
 ---------------------------         ----     ----    ----       ----        ----       ----
                                                                                     (Pro forma -
                                                                                      unaudited)

ESPN do Brasil Ltda.                   -        1        -           1         -            1
Comercial Cabo TV SP Ltda.             -        -      1,307     1,545       1,880      2,222
TVA Sistema de Televisao S.A.          -        -     14,706    17,380      20,832     23,733
Ype Radio e Televisao Ltda.            -        -      3,732     4,411       5,369      6,345
Canbras TVA Cabo Ltda.                 -        -         41        48          58         68
TVTel Ltda.                            -        -          1      -              1       -
TVA Communications Aruba N.V.          -        -      2,627     2,952       3,501      3,895
TCC TVA Cabo Ltda.                     -        -      1,756     1,998       2,237      2,545
CCS Camboriu Cable System
  de Telecomunicacoes Ltda.            -        -        214       247         285        329
TVA Sul Parana Ltda.                   -        -      3,462     4,001       4,617      5,337
                                 --------- --------- --------- ---------   ---------  ---------
                                       -        1     27,846    32,583      38,780     44,475
                                 ========= ========= ========= =========   =========  =========

9. RELATED-PARTY TRANSACTIONS


The following table summarizes the transactions between Tevecap S.A., its subsidiaries and affiliated companies during the year ended December 31, 1999:

                                     Company
                                  Corporate law
                             Balance sheet accounts

                                                                                             Advance
                                                                                           for future      Financial
                                                 Loans           Loans       Accounts        capital       expenses,
 Subsidiaries and affiliated companies         receivable       payable     receivable      increase          net
                                               ----------      ---------    ----------      --------       ---------
TVA Sistema de Televisao S.A.                      -                  7          703            -               -
Abril S.A.                                         -            242,393           75            -           (47,982)
Canbras TVA Cabo Ltda.                           10,312           -              -              -             3,988
Canbras Participacoes Ltda.                         311           -              -              -               -
Galaxy Brasil Ltda.                                -              -            3,578            -               (46)
TV Cabo Santa Branca Comercio Ltda.                -              -              -                 2            -
TVA Communications Ltd.                          58,239               7          -              -               -
TVA Brasil Radioenlaces Ltda.                    26,101           -              -              -               -
ESPN do Brasil Ltda.                               -              -              -              -                19
TVA Banda C Ltda.                                  -              -               93            -              (139)
TVA Channels Ltda.                                 -              -                1            -                39
Comercial Cabo TV Sao Paulo Ltda.                  -              -               11            -               -
Ype Radio e Televisao Ltda.                        -              -               51            -               -
TVA Distribuidora S.A.                             -              -               26         590,079            -
TVAPar S.A.                                        -              -               17            -               -
TVA Programadora Ltda.                             -              -                3           1,962            -
Rede Ajato Ltda.                                   -              -              -             3,970            -
TVA Sistema de Televisao de                                       -              -              -               -
         Porto Alegre S.A.                         -              -              322            -               -
                                               ----------      ---------    ----------      --------       ---------
                                                 94,963         242,407        4,880         596,013        (44,121)
                                               ==========      =========    ==========      ========       =========


                                  Consolidated
                             Balance sheet accounts

                                                                                                         Advance
                                                                                                       for future
                                                       Loans             Loans          Accounts         capital
 Subsidiaries and affiliated companies               receivable         payable        receivable       increase
 -------------------------------------               ----------         -------        ----------       --------
Televisao Abril Ltda.                                     -                  10             -               -
Abril S.A.                                                -             242,913               8             -
ITSA Intercontinental Telecomunicacoes Ltda.              -               -                 144             -
Televisao Show Time Ltda.                                 -                  66             104             -
Canbras TVA Cabo Ltda.                                 10,374             -                  20             -
Canbras Participacoes Ltda.                               311             -                 -               -
Galaxy Brasil Ltda.                                       -               -               3,605             -
TVA Banda C Ltda.                                         -                 585             842             -
TV Cabo Santa Branca Comercio Ltda.                       -               -                 -               2
TVA Brasil Radioenlaces Ltda.                          26,101             -                   8             -
SMC Marketing Promocional Ltda.                           -               -                  79             -
ESPN do Brasil Ltda.                                      -                  21             260             -
TVA Network Participacoes S.A.                            -                  19              26             -
                                                     ----------         -------        ----------       --------
                                                       36,786           243,614           5,096             2
                                                     ==========         =======        ==========       ========

                                                                    Consolidated
                                                                    ------------
                                                    Corporate law              Constant purchasing power
                                                    -------------              -------------------------
                                               Financial        Sales           Financial          Sales
 Subsidiaries and affiliated companies       expenses, net    and costs       expenses, net      and costs
 -------------------------------------       -------------    ---------       -------------      ---------
Abril S.A.                                      (47,982)      (2,562)           (15,093)         (2,627)
Canbras TVA Cabo Ltda.                            3,987          160              2,651             179
Canbras Participacoes Ltda.                           -            -                (62)              -
California Broadcast Center                         360            -               (262)              -
Galaxy Brasil Ltda.                                 (46)           -               (111)              -
TVA Banda C Ltda.                                  (135)           -                (68)              -
TVA Brasil Radioenlaces Ltda.                         -            -             (5,246)              -
ESPN do Brasil Ltda.                                 19            -                 35               -
                                               ---------    ---------          ---------       ---------
                                                (43,797)      (2,402)           (18,156)         (2,448)
                                               =========    =========          =========       =========


Except for the loan to TVA Brasil Radioenlaces Ltda., which is not subject to interest, other loans with subsidiaries and affiliated companies are subject to market interest rates.

Related-party transactions relating to programming sales and costs and printing services costs were carried out at amounts and under terms usual in the market.

The Company and its subsidiaries have guarantees from the parent company Abril S.A., including letters of credit, in the amount of R$35,727.

10. PROPERTY AND EQUIPMENT


                                                               Consolidated
                                 Annual                        ------------
                              depreciation        Corporate law     Constant purchasing power
                                 rates            -------------     -------------------------
                                   (%)          1999         1998       1999         1998
                                   ---          ----         ----       ----         ----
                                                                                 (Pro forma -
                                                                                  unaudited)
Buildings                            4         4,112       13,909       5,579        5,663
Machinery and equipment             10        47,942      100,052      66,403       29,846
Decoders                            10        80,497      260,230     115,768      197,381
Reception equipment                 20        93,175      111,333     120,000      143,994
Cable installations                 10       131,521      101,707     161,933      129,855
Furniture and fixtures              10         2,261        2,992       3,108        3,045
Vehicles                            20         3,484        3,385       4,612        4,140
Installations                       10         2,427        3,498       3,273        3,223
Telephone sets                      10         1,606        2,085       2,215        2,119
Leasehold improvements              20         4,441        4,334       5,920        5,783
EDP equipment                       10         9,327       12,925      11,855       17,040
Rights to use software              20        12,615        8,879      16,586       11,285
Tools                               50         1,047        1,088       1,463        1,505
                                           ----------  ----------   ----------   ----------
                                             394,455      626,417     518,715      554,879
Accumulated depreciation                    (113,739)    (145,492)   (144,994)    (132,867)
Allowance for equipment losses                 -          (10,181)      -           (6,055)
Leased assets                                  -           40,471       -            -
Telephone lines                                1,208        1,225       1,703        1,678
Trademarks and patents                           241          230         341          339
Construction in progress                         998        6,663       1,244        3,978
Advances to suppliers                          1,032        2,714       1,033           82
Other                                            703          704         937          939
                                           ----------- ----------   -----------  ----------
                                             284,898      522,751     378,979      422,973
                                           =========== ==========   ===========  ==========

As of December 30, 1999, TVA Sistema de Televisao S.A. carried out a revaluation of its coaxial cable and optical fiber for transmission, including connectors, terminals, derivation equipment and projects, totaling 3,124 kilometers of installed cables. As a result, R$36,418 was credited to a revaluation reserve in stockholders' equity. The subsidiary did not record the tax effects of this revaluation as it has tax losses not recorded in the accounting records, which are higher than the tax effects of the revaluation.

11. DEFERRED CHARGES


As of December 31, 1999 and 1998, deferred charges are represented by:

                                                 Consolidated
                           -----------------------------------------------------
                                Corporate law          Constant purchasing power
                                -------------          -------------------------
                               1999       1998           1999        1998
                               ----       ----           ----        ----
                                                                  (Pro forma -
                                                                   unaudited)

Cost of films                 22,593     22,593         32,497       32,497
Financial expenses            94,526     94,526        129,463      128,121
Depreciation                   4,736      4,736          6,812        6,813
Other                         11,379     17,363         15,499       14,991
Accumulated amortization     (60,450)   (50,271)       (75,569)    (57,599)
                           ---------  ---------    -----------  -----------
                              72,784     88,947        108,702      124,823
                           =========  =========    ===========  ===========


12. LOANS AND FINANCING

                                                    1999
                                                Consolidated
                                                ------------
                                 Corporate law        Constant purchasing power
                                 -------------        -------------------------
                                             Long                       Long
                               Current       term        Current        term
                               -------       ----        -------        ----
Financing in foreign
  currency - senior notes         906       85,987           906       85,987
Financing in local currency    14,168       16,859        14,168       16,859
                             ---------    ---------     ---------    ---------
                               15,074      102,846        15,074      102,846
                             =========    =========     =========    =========

On November 26, 1996, the Company obtained funds in the international market in the amount of US$250 million, equivalent to R$447,250, at the exchange rate on December 31, 1999. The principal matures on November 26, 2004. Interest thereon is at 12.625% per year, plus exchange rate variation and is payable May 25 and November 25 of each year, having started on May 25, 1997. On July 28, 1999, the subsidiary TVAICO acquired 80.7% of the senior notes, as described in Note 7.c.

Local currency short-term financing is secured by promissory notes and statutory liens on the financed assets, subject to interest rates varying from 8% to 10% per year.

13. TAXES PAYABLE


The Company and its subsidiaries maintain accruals for the following amounts related to taxes payable, which include the effects of the option under the Tax Recovery Program - REFIS, as mentioned in Note 26.

                                                 Consolidated
                                                 ------------

                                                               Constant
                                     Corporate law         purchasing power
                                     -------------         ----------------
                                    1999       1998        1999        1998
                                    ----       ----        ----        ----
                                                                   (Pro forma -
                                                                    unaudited)

COFINS (tax on revenue)            19,792     20,899      19,762      16,412
ICMS (State VAT)                   11,905      8,071      11,905       3,677
PIS (tax on revenue)                5,712        246       5,712          60
Other                                 527        401         557         503
                                ---------  ---------   ---------   ---------
                                   37,936     29,617      37,936      20,652
                                ---------  ---------   ---------   ---------
Accruals - Galaxy Brasil Ltda.
  and TVA Banda C Ltda.:
    ICMS                           11,515        -         11,515        -
    PIS                             1,962        -          1,962        -
                                ---------  ---------   ---------   ---------
                                   13,477        -         13,477        -
                                ---------  ---------   ---------   ---------
           Total                   51,413     29,617      51,413      20,652

Current portion                   (10,669)   (28,403)    (10,669)    (19,191)
                                ---------  ---------   ---------   ---------
           Long term               40,744      1,214      40,744       1,461
                                =========  =========   =========   =========

As a result of the sales agreement for 100% of the interest in Galaxy Brasil Ltda. and TVA Banda C Ltda. (see Note 7.c.), the Company assumed liabilities as of the negotiation date, related to ICMS and PIS, which were accrued and charged against the gain on sale of the investments in these companies.

The Company has escrow deposits amounting to R$4,164 which will be used to settle a portion of these liabilities.

14. RESERVE FOR CONTINGENCIES

                                            Consolidated
                       -------------------------------------------------------
                            Corporate law          Constant purchasing power
                            -------------          -------------------------
                         1999          1998          1999             1998
                         ----          ----          ----             ----
                                                                  (Pro forma -
                                                                   unaudited)
Labor claims            4,325         4,807         4,325             5,459
ECAD                      -           4,192           -               3,861
                       --------      --------      --------         --------
                        4,325         8,999         4,325             9,320
                         ====          ====          ====             ====

The Company has contingencies referring principally to labor claims which are not accrued in the financial statements. Amounts for the accrued lawsuits are considered sufficient by management, based on several factors, including (but not limited to) legal counsels' opinion, the nature of the lawsuit and historical experience.

In management's opinion, all lawsuits were properly accrued and in the case of those for which no accrual was made, management believes that the chances of loss are remote.

Additionally, for certain accrued lawsuits, the Company has escrow deposits amounting to R$1,050.

15. CAPITAL STOCK


The capital stock of the Company as of December 31, 1999 is represented by 226,338,285 registered common shares without par value.

16. FINANCIAL EXPENSES, NET

                                                 Consolidated
                                                 ------------
                                 Corporate law         Constant purchasing power
                                 -------------         -------------------------
                              1999          1998           1999         1998
                              ----          ----           ----         ----
                                                                    (Pro forma -
                                                                     unaudited)
Financial expenses:
  Interest                   (83,680)      (81,553)      (59,872)      (72,415)
  Exchange variations       (185,669)      (42,544)     (146,026)      (28,110)
  Other                       (4,615)      (11,855)       (6,873)       (5,506)
                         -----------   -----------   -----------   -----------
                            (273,964)     (135,952)     (212,771)     (106,031)
                         -----------   -----------   -----------   -----------
Financial income:
  Interest                     5,071         7,279         3,221        11,212
  Exchange variations         51,064           968        51,132           232
  Other                        2,563         1,914         2,503         2,204
                         -----------   -----------   -----------   -----------
                              58,698        10,161        56,856        13,648
                         -----------   -----------   -----------   -----------
Financial expenses, net     (215,266)     (125,791)     (155,915)      (92,383)
                         ===========   ===========   ===========   ===========


17. INCOME TAX


As of December 31, 1999, the Company had tax loss carryforwards of R$49,853, and its subsidiaries and affiliated companies had R$339,072, as follows:

TVA Sistema de Televisao S.A.                         290,205
TVA Sul Parana Ltda.                                   32,398
Rede Ajato Ltda.                                        3,409
Comercial Cabo TV Sao Paulo Ltda.                         453
TVA Distribuidora S.A.                                     27
TVA Channels Ltda.                                     11,198
TVA Programadora Ltda.                                  1,382
                                                   ----------
                                                      339,072
                                                   ==========

The effects of these tax losses have not been recognized in the accompanying financial statements.

18. NONOPERATING INCOME (EXPENSES)

                                                         Company                         Consolidated
                                                         -------                         ------------
                                                      Corporate law           Corporate law      Constant purchasing power
                                                      -------------           -------------      -------------------------
                                                     1999        1998       1999        1998        1999          1998
                                                     ----        ----       ----        ----        ----          ----
                                                                                                              (Pro forma -
                                                                                                               unaudited)
Capital gain (loss):
  On sale of DTH                                   220,558        --       338,948        --       330,134         --
  On sale of ESPN do Brasil Ltda                     5,729        --         5,729        --         5,729         --

  TVA Communications Aruba N.V. for its
    affiliate HBO Brasil Partners                     --          --          --        (3,094)       --         (3,716)

Write-off of investment in TV Filme Inc.              --          --        (7,236)       --        (9,710)        --

Gain on repurchase of senior notes                    --          --       113,641        --       113,641         --

Advisory fees related to repurchase
  of senior notes                                  (15,321)       --       (14,210)       --       (15,621)        --

Allowance for equipment loss                          --          --           208      (4,883)        272       (3,088)

Extraordinary losses on transmission rights           --        (2,439)       --        (2,439)       --         (2,935)

Write-off of assets related to cancellations of
  subscriptions                                       --          --       (19,306)       --       (24,803)        --

Write-off of decoders - Digisat operations            --          --       (33,669)       --       (43,052)        --

Other                                                 (776)       --        (1,279)     (1,047)     (1,327)         187
                                                   --------    --------    --------    --------    --------    --------
                                                   210,190      (2,439)    382,826     (11,463)    355,263       (9,552)
                                                   ========    ========    ========    ========    ========    ========


19. CONSTANT PURCHASING POWER AND CORPORATE LAW

The reconciliation of income and stockholders' equity between corporate law and constant purchasing power as of December 31, 1999 and for the year then ended is as follows:


                                               Company                    Consolidated
                                               -------                    ------------
                                          Net       Stockholders'      Net       Stockholders'
                                        income        equity         income        equity
                                       --------      --------       --------      --------
Amounts per corporate law               5,453          63,918         5,453         63,918
Restatement of permanent assets and
stockholders' equity                   72,378         167,722        69,202        150,254
Restatement of inventories                 -               -            551          2,614
Goodwill adjustment in subsidiaries       589          (3,240)          589         (3,240)
Equity in results of subsidiaries     (15,823)         (8,715)           -              -
Allowance for equipment losses         (8,663)        (11,119)      (23,400)           941
Allocation of gains and losses on
  deferred charges                         -               -          1,092         (5,921)
Minority interest                          -               -            447             -
                                     --------        --------      --------       --------
Amounts in constant purchasing power   53,934         208,566        53,934        208,566
                                     ========        ========      ========       ========

20. FINANCIAL INSTRUMENTS

The  Company  and  its  subsidiaries  have  transactions   involving   financial
instruments as a hedge against fluctuations in international interest rates and in the valuation of certain financial assets.

Temporary cash investments are usually held for periods less than three months, and the agreed rates reflect normal market conditions as of December 31, 1999.

Note 12 includes detailed information on loans and financing. The securities issued in the international market are quoted at 59% of face value as of December 31, 1999, representing US$119,090,000, equivalent to R$213,052, for the securities held by TVAICO. As of December 31, 1999, these securities were recorded by this subsidiary at US$201,848,000, equivalent to R$361,106.

Except for the loans granted to an affiliate, TVA Brasil Radioenlaces Ltda., which are not subject to interest, other loans granted under agreements with subsidiaries and affiliated companies are subject to market interest rates.

The market values of other financial instruments for assets and liabilities as of December 31, 1999 do not differ from the amounts recorded in the financial statements.

Such operations are performed and controlled based on criteria periodically reviewed considering financial soundness, reliability and market profile of the entity with which they are conducted.


21. GUARANTEES

The Company has provided guarantees and letters of credit on behalf of its subsidiaries and affiliated companies in the amount of R$21,926.


22. INSURANCE

The policy of the Company and its subsidiaries and affiliated companies is to maintain insurance coverage for property and equipment and inventories in amounts considered sufficient to cover the risks involved. As of December 31, 1999, insurance coverage amounted to R$82,441 (consolidated).


23. PENSION PLAN

The Company and its subsidiaries are sponsors of the private pension entity, Abrilprev Sociedade de Previdencia Privada, the primary objective of which is to grant employees benefits to supplement those provided by Government Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev is a defined contribution plan, and the principal actuarial method used to determine contribution levels is the capitalization method.

The plan costs, borne by both employees and the sponsoring entities, are actuarially determined on an annual basis as a fixed percentage of payroll of the sponsoring entities. Retirement benefits granted are based on employees' length of service, time of contribution to Social Security, minimum age, and termination of the employment relationship. In 1999, certain affiliates made contributions amounting to R$360, in the value of the currency as of December 31, 1999. The net asset position of Abrilprev as of December 31, 1999 is sufficient to cover vested and nonvested benefits.


24. ABRIL HEALTH CARE PLAN

Abril Health Care Plan has been in operation since February 1996. This plan was created to provide health care to employees, and their dependents, of Abril S.A., its subsidiaries and certain affiliated companies. Both the companies forming part of the Abril Group and employees thereof contribute monthly to Associacao Abril de Beneficios, the company responsible for the management of the plan. In 1999, contributions made by certain subsidiaries amounted to R$1,670.


25. COMMITMENTS

As of December 31, 1999, contractual commitments with Embratel (Brazilian telecommunications company) assumed by Tevecap S.A. and its subsidiaries for satellite use from 2000 through September 2003 amounted to R$35,404.


26. SUBSEQUENT EVENT

On April 5, 2000, the Company opted for the Government's Tax Recovery Program - REFIS, implemented by Decree No. 3,342/00 of January 25, 2000, later converted into Law No. 9,964/00 of April 10, 2000.

With the option for REFIS, the Company will regularize its tax debts with the Federal Government for taxable events through February 29, 2000, settling these debts through this financing. The Company has 60 days, from the formalization of the option, to present the calculation of debts related to taxes to be paid in installments. Restatement of tax debts included in REFIS is based on TJLP (long-term interest rate).


27. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with accounting principles generally accepted in the countries where these financial statements may be used.

                            * * * * * * * * * * * *